

November 4, 2013

<u>Via E-Mail</u>
Bernard F. Denoyer
Senior Vice President, Finance
Synergy Pharmaceuticals Inc.
420 Lexington Avenue
Suite 2012
New York, NY 10170

> **Re: ContraVir Pharmaceuticals, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed October 22, 2013**
> **File No. 000-55020**

Dear Mr. Denoyer:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 43</u>

<u>FV-100, page 44</u>

1. We note your response to our prior Comment 5. Please expand your disclosure to include the maximum total milestone payments you could potentially owe to Bristol-Meyers Squibb Company (BMS), a description of the potential royalties within 10%, such as single-digits, teens, twenties, etc., and the termination provisions of your Asset Purchase Agreement with BMS.

2. We note your response to our prior Comment 6. Please disclose whether "numerically favorable treatment difference" or "relative treatment difference" are standards recognized by the FDA or any comparable regulatory agency.

3. We note your response to our prior Comment 10. Please define the following abbreviations used in the tables on page 47:

- "S.E.;"
- "AE;" and
- "SAE."

Intellectual Property, page 48

4. We note your response to our prior Comment 11. Please revise your disclosure to state clearly whether your foreign granted patents related to FV-100 are licensed or owned. If licensed, please identify the licensor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Jeffrey Fessler
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006